Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	15:20 07-Jun-07
Number	9884X
  RNS Number:9884X
Wolseley PLC
07 June 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS
Wolseley plc confirms that Mr C A S Hornsby, Group Chief Executive, has today increased his shareholding in the Company by 3,923 ordinary shares.
He exercised the under-noted share options under the terms of the Wolseley Share Option Plan 2003 and sold 35,000 ordinary shares at 1260 pence per share.

	No. of options	Exercise price	Date of
Director’s Name	exercised	per share (in pence)	transaction

Mr C A S Hornsby	38,923	743.00p	07.06.07
As a result of the above transactions, Mr Hornsby now holds 68,356 ordinary shares in the Company.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Charles P Watters- Interim Group Company Secretary & Counsel
Guy Stainer — Head of Investor Relations
This information is provided by RNS The company news service from the London Stock Exchange
END